TMX, NYSE – HBM
2017 No. 4

Hudbay Provides Update on Operations and Growth Projects

Toronto, Ontario, March 30, 2017 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) is pleased to announce an optimized mine plan for its 100%-owned Lalor mine in Manitoba, Canada as well as a feasibility study for its Rosemont project in Arizona, United States. The company has also provided its annual mineral reserve and resource update for all of its properties. All amounts are in U.S. dollars, unless otherwise noted.

Lalor highlights:

•	Updated Lalor mine plan incorporates a throughput rate of 4,500 tonnes per day at the Stall concentrator, an increase from the current 3,000 tonnes per day
•	Planned Lalor zinc production increases to 90 thousand tonnes contained in concentrate in 2017, from 71 thousand tonnes in 2016
•	Feasibility work is ongoing for the Lalor gold zone and copper-gold zone targeting an additional 1,500 tonnes per day through the New Britannia mill to fully utilize Lalor’s 6,000 tonnes per day shaft capacity

Rosemont highlights:

•	Rosemont is expected to have a 19-year mine life and demonstrates robust economics with a projected 15.5% after-tax project IRR on the estimated $1.9 billion project capital cost (100% basis) at a copper price of $3.00 per pound
•	Rosemont is expected to have average annual production over the first 10 years of 127 thousand metric tonnes of copper at an average annual cash cost of $1.14 per pound of copper and sustaining cash cost of $1.59 per pound of copper[1]
•	Development of Rosemont is conditional upon receipt of final permits and the approval of Hudbay's Board of Directors

“Our enhancements to the Lalor mine plan offer low-cost, near term zinc production growth with potential future gold production upside, and positions our Manitoba business unit to be a strong contributor to Hudbay’s results for many years to come,” said Alan Hair, president and chief executive officer. “Our Peru and Manitoba operations are expected to generate strong free cash flow that we can reinvest in the Rosemont project in order to grow the long-term copper production profile of the company. The Rosemont project is expected to be one of the first new copper mines to be built when copper prices improve and, once approved d, has the capacity to generate strong returns for Hudbay shareholders. ”

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1 Cash cost and sustaining cash cost, net of by-product credits per pound of copper are not recognized under IFRS. Rosemont’s byproduct credits are calculated using $11.00 per pound molybdenum and precious metal stream price of $3.90 per ounce silver, subject to 1% annual inflation adjustment after three years. Cash cost include the impact of capitalized stripping. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under "Non-IFRS Financial Performance Measures" on page 8 of this news release.

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2017 No. 4

National Instrument 43-101 (“NI 43-101”) technical reports in respect of the Lalor mine (“Lalor Technical Report”) and the Rosemont project (“Rosemont Technical Report”) have been filed on SEDAR at www.sedar.com and will be filed on EDGAR at www.sec.gov.

Lalor Mine Plan – Stall Base Metal Mill

Hudbay’s updated mine plan for Lalor enables cost-effective production growth by optimizing the use of existing infrastructure. When full development of Lalor was approved in 2010, the original plan was to build a new concentrator at the mine site to process all of the material from Lalor, while utilizing Hudbay’s nearby Stall concentrator to process base metal zone ore until the new concentrator was completed. Since then, however, the performance of the Stall concentrator has exceeded expectations and, with a modest capital investment, the optimized throughput rate for the Stall mill is expected to be 4,500 tonnes per day on a sustainable basis starting in the third quarter of 2018. In addition, the 2015 acquisition of the New Britannia gold mill in Snow Lake is expected to provide a low-cost solution to process the gold zone and copper-gold zone ore at optimal gold recovery rates, with the potential to augment the base metal production from the Stall mill and utilize the full 6,000 tonnes per day capacity of the Lalor mine shaft.

The updated Lalor mine plan incorporates the increased base metal throughput and includes the processing of the base metal zone, the copper-gold zone and portions of the gold zone when in contact with base metal ore at the Stall base metal mill. Pending the completion of engineering work on the New Britannia mill, the updated Lalor mine plan assumes that copper-gold zone reserves will be mined and processed at the Stall base metal mill at an average rate of 130,000 tonnes per annum between 2020 and 2023. An updated mine plan incorporating the New Britannia mill is expected to enable the copper-gold zone and gold zone material to be processed at New Britannia, given the significantly higher potential gold recoveries at New Britannia. The redirection of copper-gold zone material to New Britannia would also permit accelerated processing of zinc-rich ore and higher zinc production through Stall during those years.

A summary of the updated Lalor mine plan for the Stall mill is shown below.

Lalor Mine Plan Summary – Stall Base Metal Mill		LOM[1] Total / Average
Production
Total ore mined	million tonnes	14.2
Peak daily throughput	tonnes per day	4,500
Mine life	years	10.5
Zinc grade	% Zn	5.12%
Copper grade	% Cu	0.69%
Gold grade	g/t Au	2.61
Silver grade	g/t Ag	26.50
Zinc recovery	%	91.8%
Copper recovery	%	86.8%
Gold recovery	%	58.2%
Silver recovery	%	54.0%
Average annual zinc production[2]	thousand tonnes	63.8
Average annual copper production[2]	thousand tonnes	8.1
Average annual gold production[2]	thousand ounces	66.1
Average annual silver production[2]	thousand ounces	623.3
Mining unit cost[3]	C$/tonne mined	C$78.32
Milling unit cost[3]	C$/tonne milled	C$21.51
Cash Cost[4]
Cash cost	$/lb Zn	$0.37
Sustaining cash cost	$/lb Zn	$0.50
Capital Expenditures
Total project capital (2017 and 2018)[5]	C$ million	C$117
Total sustaining capital	C$ million	C$220

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2017 No. 4

1 Life-of-mine (“LOM”).
2 Production refers to contained metal in concentrate.
3 G&A costs related to shared services incurred in Flin Flon and allocated between 777, Reed and Lalor mines are not included in unit costs.
4 Cash cost and sustaining cash cost are reported on per pound of zinc contained in concentrate and are net of by-product credits, which are calculated using the following assumptions: copper price per pound - $2.60 in 2017, $2.75 in 2018, $3.00 in 2019 to 2020 and long-term; gold price per ounce - $1,300 in 2017 to 2020 and $1,260 long-term; silver price per ounce - $18.00 in 2017 to 2020 and long-term; CAD/USD exchange rate - 1.35 in 2017, 1.25 in 2018, 1.20 in 2019, 1.15 in 2020 and 1.10 long-term. Cash cost includes on-site and off-site costs, and sustaining cash cost includes the addition of royalties and sustaining capital.
5 Includes capital spending for the paste backfill plant, $40 million of which was included in Hudbay’s previously disclosed 2017 annual growth capex guidance.

Construction of a paste backfill plant is expected to be completed in the first quarter of 2018 for a total estimated cost of $50 million (C$68 million), of which $40 million was included in Hudbay’s 2017 growth capital guidance as announced on January 17, 2017. The paste backfill plant is intended to increase mining rates and maximize ore recovery, while reducing capitalized development costs and better maintaining the integrity of ground conditions. Capital spending of $36 million (C$49 million) is planned for refurbishments to the Stall concentrator and underground ore handling to enable sustainable throughput rates of 4,500 tonnes per day, of which $15 million will be spent in 2017 over and above initial 2017 guidance estimates.

Current mineral reserves for Lalor as of January 1, 2017 are summarized below. Reserves include the base metal zone, the copper-gold zone and portions of the gold zone in contact with the base metal ore, which represent approximately 80%, 4% and 16%, respectively, of the total reserve tonnage.

Lalor Mineral Reserve Estimates [1]	Tonnes	Zn Grade (%)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)
Proven	4,383,000	6.76	2.37	0.76	27.33
Probable	9,849,000	4.39	2.72	0.65	26.12
Total proven and probable	14,232,000	5.12	2.61	0.69	26.50

Note: totals may not add up correctly due to rounding.
1 Mineral reserves calculated using metal prices of $1.07 per pound zinc (includes premium), $1,260 per ounce gold, $3.00 per pound copper and $18.00 per ounce of silver, and using a CAD/USD exchange rate of 1.10.

Current mineral resources, exclusive of reserves, for the Lalor base metal zone as of September 30, 2016 are summarized below.

Lalor Base Metal Zone Mineral Resource Estimates [1]	Tonnes	Zn Grade (%)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)
Indicated	2,100,000	5.34	1.69	0.49	28.10
Inferred	545,300	8.15	1.45	0.32	22.28

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2017 No. 4

Note: totals may not add up correctly due to rounding.
1 Mineral resources calculated using metal prices of $1.19 per pound zinc (includes premium), $1,300 per ounce gold, $18.00 per ounce of silver and $2.67 per pound copper.

Lalor Mine Plan – New Britannia Gold Mill

Hudbay’s current expectation is that a portion of the material mined from the gold zone and copper-gold zone at Lalor will be processed through the New Britannia mill at a rate of up to 1,500 tonnes per day starting in 2019. When combined with processing capacity at the Stall base metal mill, this is expected to achieve an aggregate throughput rate of up to 6,000 tonnes per day. The New Britannia mill is expected to achieve significantly higher gold recoveries than the Stall mill, and Hudbay is examining the potential to install a copper pre-float facility in the mill to maximize copper recoveries. Work on gold zone production and the New Britannia refurbishment is ongoing, and the focus of the remaining engineering work is on finalizing the New Britannia flowsheet and optimizing the utilization of the existing tailings management facilities.

Current mineral resources, exclusive of reserves, for the Lalor gold zone and copper-gold zone as of September 30, 2016 are summarized below.

Lalor Gold and Copper-Gold Mineral Resource Estimates [1]	Tonnes	Zn Grade (%)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)
Indicated	1,750,000	0.40	5.18	0.34	30.61
Inferred	4,124,000	0.31	5.02	0.90	27.61

Note: totals may not add up correctly due to rounding.
1 Mineral resources calculated using metal prices of $1.19 per pound zinc (includes premium), $1,300 per ounce gold, $18.00 per ounce of silver and $2.67 per pound copper.

Rosemont Feasibility Study

Since the acquisition of the Rosemont project, Hudbay has completed an extensive work program, including in-fill drilling, detailed metallurgical test work, and a bottom-up approach to cost estimation, along with other feasibility-level work, as summarized in the Rosemont Technical Report.

The Rosemont project will be a traditional open pit, shovel and truck operation with an expected 19-year mine life. Rosemont is expected to generate an after-tax, unlevered internal rate of return of 15.5%, using a long-term copper price of $3.00 per pound of copper.

A summary of the Rosemont mine plan is shown below. References to “tons” refer to short tons, not metric tonnes, except where noted.

		Years 1-10	LOM	LOM
Rosemont Feasibility Study Summary		Average	Average[1]	Total[1]
Production
Ore mined	million tons	37	31	592
Waste mined[2]	million tons	95	61	1,155
Strip ratio[2]	waste:ore	2.5	2.0	2.0
Ore milled	million tons	32	31	592
Copper grade milled[3]	% TCu	0.53%	0.45%	0.45%
Copper recovery	%	82%	80%	80%
Copper production[4]	thousand tons	140	112	2,129
Copper production [4]	thousand metric tonnes	127	102	1,932
Total on-site unit costs[5]	$/ton milled	$8.01	$7.92	$7.92
Cash Cost[6]
Cash cost	$/lb Cu	$1.14	$1.29	$1.29
Sustaining cash cost	$/lb Cu	$1.59	$1.65	$1.65
Capital Expenditures
Development capital	$ million	-	-	$1,921
Sustaining capital	$ million	$29	$20	$387
Capitalized stripping	$ million	$71	$41	$781
Total sustaining capital
(including capitalized stripping)	$ million	$100	$61	$1,168
Economics – Project Basis (100%)[7]
Net present value at 8%	$ million	-	-	$769
Net present value at 10%	$ million	-	-	$496
After-tax internal rate of return	%	-	-	15.5%
Payback period	years	-	-	5.2
Economics – Hudbay Basis (80%)[7]
Net present value at 8%	$ million	-	-	$719
Net present value at 10%	$ million	-	-	$499
After-tax internal rate of return	%	-	-	17.7%
Payback period	years	-	-	4.9

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2017 No. 4

1 Life-of-mine (“LOM”) average and total calculated over years 1 to 19.
2 Waste and strip ratio excludes pre-stripping tons.
3 Production refers to contained metal in concentrate.
4 Total copper grade includes both the sulfide and acid-soluble copper in the ore.
5 On-site unit costs include mining, milling, G&A, reclamation and severance tax costs, and are after deducting capitalized stripping.
6 Cash cost and sustaining cash cost are reported net of by-product credits, which are calculated using $11.00 per pound molybdenum and precious metal streaming prices of $3.90 per ounce silver and $450 per ounce gold, and include the impact of capitalized stripping. Cash cost includes on-site and off-site costs, and sustaining cash cost includes the addition of royalties and sustaining capital.
7 Economic analysis assumes $3.00 per pound copper, $11.00 per pound molybdenum, and precious metal streaming price of $3.90 per ounce silver, subject to 1% annual inflation adjustment after three years. Hudbay basis adjusts for joint venture partner expected payments to earn into their minority interest and outstanding joint venture loan owed to Hudbay.

The Rosemont project capital cost estimate of $1,921 million (100% basis) was developed based on realistic assumptions and informed by Hudbay’s recent experience in successfully building and ramping up the Constancia copper mine in Peru. The cost estimate is based on mid-cycle cost expectations, and does not factor in potential savings that could be available if construction begins during the current period of muted new mine construction activity.

Total project development capital is expected to be spent over an approximate three year construction period and will be offset by existing funding sources. The precious metals stream agreement with Silver Wheaton (Caymans) Ltd. provides for a payment of a $230 million deposit upon achievement of certain milestones. Up to $200 million in mobile equipment included in the Rosemont project cost estimate is expected to be financed using conventional equipment financing. In addition, the joint venture agreement with a Korean consortium contemplates $106 million in cash payments from the joint venture partners in order to complete their earn-in for 20% of the project and contributions of 20% of the remaining funding required net of the precious metals stream, equipment financing and joint venture earn-in proceeds. Combined, these funding sources are expected to provide approximately $800 million in project-level funding. Hudbay expects that a significant portion of the remaining required funding can be met through free cash flow generation from the company’s operations in Peru and Manitoba.

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2017 No. 4

The permitting process for Rosemont is well advanced and continues to progress. The key federal permits outstanding are the Final Record of Decision from the U.S. Forest Service and the Section 404 Water Permit from the U.S. Army Corps of Engineers. These federal permits are currently in the final stages of the review process. All State of Arizona permits and approvals have been issued for Rosemont and remain in force and are current. The project design included in the Rosemont Technical Report is specifically intended to meet the impacts analyzed and commitments outlined in the federal and state permits.

Current mineral reserves and resources for Rosemont as of March 30, 2017 are summarized below.

Rosemont Project Mineral Reserve and Resource Estimates	Short Tons	Cu Grade[1] (%)	Mo Grade (%)	Ag Grade (oz/T)
Mineral Reserves[2]
Proven	469,708,117	0.48%	0.012%	0.14
Probable	122,324,813	0.31%	0.010%	0.09
Total proven and probable	592,032,930	0.45%	0.012%	0.13
Mineral Resources[3]
Measured	177,700,000	0.38%	0.01%	0.079
Indicated	413,200,000	0.25%	0.01%	0.076
Total measured and indicated	591,000,000	0.29%	0.01%	0.077
Inferred	68,700,000	0.30%	0.01%	0.046

Note: totals may not add up correctly due to rounding.
1 Total copper grade includes both the sulfide and acid-soluble copper in the ore.
2 Mineral reserves calculated using metal prices of $3.15 per pound copper, $11.00 per pound molybdenum and $18.00 per ounce silver.
3 Mineral resources are exclusive of mineral reserves. Mineral resources include oxide, mix and hypogene resources. Mineral resources calculated using metal prices of $3.15 per pound copper, $11.00 per pound molybdenum and $18.00 per ounce of silver.

Constancia Mine

Current mineral reserves and resources for Constancia and Pampacancha as of January 1, 2017 are summarized below.

Constancia Mine Mineral Reserve and Resource Estimates	Tonnes	Cu Grade (%)	Mo Grade (g/t)	Au Grade (g/t)	Ag Grade (g/t)
Constancia Reserves[1]
Proven	431,300,000	0.30	95	0.037	2.88
Probable	109,900,000	0.23	62	0.034	2.55
Total proven and probable - Constancia	541,200,000	0.28	88	0.037	2.81
Pampacancha Reserves[1]
Proven	22,800,000	0.53	149	0.299	4.44
Probable	20,200,000	0.44	164	0.250	3.85
Total proven and probable - Pampacancha	43,000,000	0.49	156	0.276	4.17
Total proven and probable	584,200,000	0.30	93	0.054	2.91
Constancia Resources[2]
Measured	161,800,000	0.19	55	0.031	2.26
Indicated	287,800,000	0.17	50	0.026	1.89
Total measured and indicated - Constancia	449,600,000	0.18	52	0.028	2.02
Inferred	138,100,000	0.17	40	0.018	1.70
Pampacancha Resources[2]
Measured	7,500,000	0.35	57	0.235	4.13
Indicated	15,200,000	0.18	90	0.180	2.85
Total measured and indicated - Pampacancha	22,700,000	0.23	79	0.198	3.27
Total measured and indicated	472,300,000	0.18	53	0.036	2.08

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2017 No. 4

Note: totals may not add up correctly due to rounding.
1 Mineral reserves calculated using metal prices of $3.00 per pound copper, $11.00 per pound molybdenum, $18.00 per ounce silver, and $1,260 per ounce gold.
2 Mineral resources are exclusive of mineral reserves. Mineral resources calculated using metal prices of $3.00 per pound copper, $11.00 per pound molybdenum, $18.00 per ounce silver, and $1,260 per ounce gold.

777 and Reed Mines

Current mineral reserves and resources for 777 and Reed as of January 1, 2017 are summarized below.

777 Mine Mineral Reserve and Resource Estimates [1]	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Mineral Reserves
Proven	3,080,000	1.98	4.93	2.01	31.53
Probable	1,386,000	1.16	5.09	2.04	30.96
Total proven and probable	4,466,000	1.73	4.98	2.02	31.35
Mineral Resources[2]
Indicated	736,000	0.99	3.53	1.82	26.24
Inferred	673,000	1.01	4.26	1.72	30.95

Note: totals may not add up correctly due to rounding.
1 Mineral reserves and resources calculated using metal prices of $2.67 per pound copper, $1.24 per pound zinc (includes premium), $1,300 per ounce gold, and $18.00 per ounce silver, and using a CAD/USD exchange rate of 1.25.
2 Mineral resources are exclusive of mineral reserves.

Reed Mine Mineral Reserve and Resource Estimates [1]	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Mineral Reserves
Proven	362,000	3.35	0.68	0.39	5.35
Probable	337,000	3.95	0.31	0.52	5.26
Total proven and probable	699,000	3.64	0.50	0.45	5.30
Mineral Resources[2]
Inferred	88,000	3.13	0.42	0.79	6.00

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2017 No. 4

Note: totals may not add up correctly due to rounding.
1 Mineral reserves calculated using metal prices of $2.50 per pound copper, $1.22 per pound zinc (includes premium), $1,300 per ounce gold, and $18.00 per ounce silver, and using a CAD/USD exchange rate of 1.28.
2 Mineral resources are exclusive of mineral reserves and are calculated using metal prices of $2.67 per pound copper, $1.24 per pound zinc (includes premium), $1,300 per ounce gold, and $18.00 per ounce silver, and using a CAD/USD exchange rate of 1.25.

The focus for the 777 and Reed mines is maximizing value as the mines approach the end of their lives. Hudbay has re-sequenced the 777 mine plan to prioritize stopes containing higher zinc grades in order to take advantage of favourable expected zinc prices.

Additional detail on the Constancia, Lalor, Rosemont, 777 and Reed properties, including a year-over-year reconciliation of reserves and resources, is included in Hudbay’s Annual Information Form for the year ended December 31, 2016, which is available on SEDAR at www.sedar.com and will be filed on EDGAR at www.sec.gov.

Non-IFRS Financial Performance Measures

Cash cost and sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on how Hudbay calculates these measures in respect of its operating assets, please refer to page 40 of Hudbay’s management’s discussion and analysis for the three months and year ended December 31, 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person

The technical and scientific information in this news release has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer, and Robert Carter, P. Eng., Hudbay’s Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please refer to the NI 43-101 technical reports as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

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Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings and anticipated production at the company’s mines and processing facilities, the anticipated timing, cost and benefits of developing the Pampacancha deposit and Lalor paste backfill plant, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect its operations and development projects, the permitting, development and financing of the Rosemont project, the potential to increase throughput at the Stall mill and to refurbish the New Britannia mill and utilize it to process ore from the Lalor mine, anticipated cash flows from operations and related liquidity requirements, the potential outcome of labour negotiations in Peru, the anticipated effect of external factors on revenue, such as commodity prices, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of Hudbay’s processing facilities;
•	the sustainability and success of Hudbay’s cost reduction initiatives;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals that Hudbay produces;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
•	the timing and receipt of various regulatory and governmental approvals;
•	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee and union relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•

maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine and Rosemont project and First Nations communities surrounding its Lalor and Reed mines;

•	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

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The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of the 777 and Reed mines and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to the cost, schedule, permitting and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”.

TMX, NYSE – HBM
2017 No. 4

In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

TMX, NYSE – HBM
2017 No. 4

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com